Divakar Gupta
+1 212 479 6474
dgupta@cooley.com

July 3, 2018

By EDGAR and Hand Delivery

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gamida Cell Ltd.
Draft Registration Statement on Form F-1
Submitted June 1, 2018
CIK No. 0001600847

Ladies and Gentlemen:

On behalf of Gamida Cell Ltd. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated June 26, 2018 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”).

In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering three copies of the Amended DRS marked to show all changes from the Draft Registration Statement.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Amended DRS.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response:

The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act.

July 3, 2018 Page Two

Prospectus Summary

Overview, page 1

2.
You state in the first paragraph that your technology “allows for the proliferation of donor cells while maintaining the cells’ functional therapeutic characteristics, providing a treatment alternative for patients.” You then state on page 3 that your technology “increases engraftment efficiency in HSCT and enables engraftment and immune system reconstitution,” and that NiCord thus “may serve as a universal, readily-available, reliable and effective alternative to existing sources of donor cells for HSCT.” You also state on page 92 that “NiCord delivers a therapeutically effective dose of stem cells, leading to rapid engraftment and immune reconstitution.” Since an efficacy determination is solely within the FDA’s authority and is continuously evaluated throughout all phases of the clinical development, please remove these and all other statements or implications regarding the potential efficacy of your product candidates.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 3, 84 and 92 accordingly.

3.
Please revise your pipeline chart here and on page 86 to specify the “hematologic malignancies” which NiCord and NAM-N K are being tested to treat. Also, given that NAM-NK is currently in a Phase 1 trial, please revise your pipeline charts to present Phase 1 and Phase 2 in separate columns or explain why you believe the current presentation is appropriate.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the pipeline chart on pages 2 and 86 accordingly.

NiCord as a Universal Stem Cell Graft for Allogeneic HSCT, page 3

4.
Please revise to define the terms “neutrophil engraftment” and “platelet engraftment” as used within the context of your clinical trials. In doing so, please enhance these definitions to explain the “key indicators of clinical benefits” you discuss of “rapid engraftment and immune reconstitution.”

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 85 and 93 accordingly.

5.	Please revise to identify the sponsor of the completed Phase 1/2 clinical trials you describe here.

Company Response:

The Company respectfully acknowledges the Staff’s comment, notes that the Company is the sponsor of the trials and has revised the disclosure on pages 3 and 85 accordingly.

July 3, 2018 Page Three

Risk Factors

Risks Related to our Reliance on Third Parties

We rely on third parties to supply the raw materials . . . ., page 34

6.
You state here that you “have a relationship with a single supplier, Miltenyi Biotec GmbH, for certain equipment (columns and beads) necessary to create [y]our product candidates.” Please file your supply agreement with Miltenyi Biotech GmbH or tell us why you do not believe you are required to do so. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Company Response:

The Company respectfully acknowledges the Staff’s comments and notes that it has not entered into a supply agreement with the supplier, but has received columns and beads pursuant to individual purchase orders.  As such, the Company does not have an agreement to file with its supplier at this time.  In the event that the Company enters into an agreement with Miltenyi Biotech GmbH, it will assess whether the nature and terms of the agreement require it to be filed pursuant to Item 601(b)(1)(ii)(B) of Regulation S-K. The Company has revised the disclosure on page 34 accordingly.

Use of Proceeds, page 66

7.
Please expand your disclosure regarding the proceeds to be used for your product candidates to describe how far in the development process of each candidate you estimate the allocated proceeds from this offering will enable you to reach.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 66 accordingly.

Dilution, page 70

8.
Reference is made to the last two bullet points on page 71. Please tell us your consideration of also disclosing that the tables and discussion exclude warrants to purchase ordinary shares upon the closing of this offering that are expected to remain outstanding at the consummation of this offering.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71 accordingly.

Management’s Discussion & Analysis

Analysis of Results of Operations

Comparison of the years ended December 31, 2017 and 2016, page 76

9.
When you describe two or more reasons that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each individual reason on the overall change. For example, in your discussion of general and administrative expenses please quantify the impact of the decrease in share-based payment and the increase in salaries and professional services expenses. Please also provide an analysis of the underlying reasons for each significant change you identify.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77 accordingly.

July 3, 2018 Page Four

Critical Accounting Policies and Estimates

Share-Based Compensation, page 80

10.
We note that you determined your ordinary share value as of December 31, 2017 using the Income Approach. Please disclose the nature of the material assumptions involved. For example, disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate. Please also disclose the extent to which the estimates are considered highly complex and subjective.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 81 and 82 accordingly.

11.
Once you have an estimated offering price or range, please explain to us how you determined the fair value of the ordinary shares underlying your equity issuances and the reasons for any differences between recent valuations of your ordinary shares leading up to the IPO and the estimated offering price.

Company Response:

The Company acknowledges the Staff’s comment. Once an estimated price range has been determined, the Company will supplementally provide the Staff with an analysis explaining the reasons for the difference between the recent valuations of its ordinary shares leading up to the initial public offering and the estimated offering price.

Business, page 84

12.	Tell us the basis for your statement “... a full match is not required for a successful transplant using cord blood.”

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 90 and 91 to explain the requirements for donor matching for stem cell transplantation and the basis for the statement that a full match is not required for a successful transplant using cord blood. We also refer the Staff to support for our statements set forth in the following publication: Barket, J, et al Blood 117:2332-2339, 2011.

13.
For each of the clinical trials discussed in this section, please disclose the dosage administered to participants. In addition, if any serious adverse effects or events other than GvHD, infection, engraftment failures, or death were observed in these trials, please revise to describe their nature and prevalence. We note in that regard your related risk factor disclosure on page 22.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 22, 93, 94 and 98 accordingly.

July 3, 2018 Page Five

NAM-Based Cell Expansion Technology, page 87

14.	Please explain the significance of the p-values at the top of the charts on pages 89, 93, 94, and 97, and discuss how these values relate to the FDA’s evidentiary standards of efficacy.

The Company respectfully acknowledges the Staff’s comment and has added disclosure to page 89 to explain p-values and how they relate to the FDA’s evidentiary standards of efficacy.

Additionally, the Company advises the Staff that for the figures on pages 89, 94, and 95, standard statistical tests appropriate to the data were performed in order to compare the groups. In all cases, a p-value of ≤0.05 was considered statistically significant.

A result is considered to be statistically significant when the probability of the result occurring by random chance, rather than from the efficacy of the treatment, is sufficiently low. The conventional method for measuring the statistical significance of a result is known as the “p-value,” which represents the probability that random chance caused the result (e.g., a p-value = 0.001 means that there is a 0.1% or less probability that the difference between the control group and the treatment group is purely due to random chance). In the scientific community, a p-value of ≤0.05 is generally considered statistically significant, and it may be supportive of a finding of efficacy by regulatory authorities. However, regulatory authorities, including the FDA and EMA, do not rely on strict statistical significance thresholds as criteria for marketing approval and maintain the flexibility to evaluate the overall risks and benefits of a treatment.

NiCord is Designed to Address the Limitations of HSCT, page 91

15.
For the table on page 92, please provide support for your depiction of the donor source’s ability to overcome the significant challenges you identify here. Also, the key you use does not appear to offer the reader a meaningful differentiation between “more favorable” and “less favorable;” if there is a reason for this, please explain why or revise to use a different depiction.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has removed the table on page 92 and revised the disclosure.

July 3, 2018 Page Six

NiCord for HSCT and Hematologic Malignancies

NiCord: Phase 1/2 Clinical Trial Results, page 93

16.	Explain your reference to myeloablative conditioning therapy and why it is relevant to your study.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 93 to explain myeloablative conditioning therapy. Such therapy is the standard of care in HSCT patients and is relevant to our study because myeloablative regimens are associated with the lowest risk of disease relapse in patients with leukemia or lymphoma. We also refer the Staff to support for our statements set forth in the following publication: Bacigalupo,  Biology of Blood and Marrow Transplantation 15: 1628–1633, 2009.

17.
We note your disclosure regarding additional endpoint data in the final paragraph of page 93. Please revise to include high grade acute and chronic GvHD rates and overall two-year survival rate in the historic controls. Please also specify the rate of sporadic engraftment failure in the test group and in the historic controls. We note in that regard your disclosure on page 22 regarding “a low level of sporadic engraftment failures” observed in this trial.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 94 accordingly.

NAM-NK: Our Immuno-Oncology Product Candidate, page 96

18.	Clarify your description of the current phase of this product candidate as your disclosure here differs from the description provided on page 1 and elsewhere.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 97 to make the description consistent.

NiCord for the Treatment of Non-Hematologic Disorders, page 98

19.
We note your description here of Phase 1/2 clinical trials testing NiCord for treatment of SCD. Please revise to disclose the median days to initial engraftment, number of patients with long-term engraftment, and number of disease free patients in the comparison study you subsequently discuss. Please also advise us as to why you do not reflect this product use in your product pipeline charts.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure with respect to the median days to initial engraftment, number of patients with long-term engraftment, and number of disease free patients on page 98.  Because of the adverse event profile of its product candidate for the treatment of SCD, the Company does not currently believe there is a potential pathway to registration of NiCord for the treatment of SCD and its assessment of NiCord for the treatment of SCD remains exploratory.  As a result, while the Company does intend to complete the currently ongoing study, it has prioritized the development of NiCord for the treatment of hematologic malignancies over SCD and thus believes it is inappropriate to include SCD as an indication for NiCord in its pipeline chart.

July 3, 2018 Page Seven

Intellectual Property, page 100

20.
Please revise your discussion to disclose for each material patent and patent application the specific product(s) to which such patents or patent applications relate, the type of patent protection, patent expiration dates, and applicable jurisdictions.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 101 accordingly.

*        *        *

July 3, 2018 Page Eight

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6474 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to the above.

Sincerely,

COOLEY LLP

/s/ Divakar Gupta
Divakar Gupta

cc:	Julian Adams, Gamida Cell Ltd.
Haim Gueta, Meitar Liquornik Geva Leshem Tal
Daniel I. Goldberg, Cooley LLP
Joshua A. Kaufman, Cooley LLP
Barbara H. Bispham, Cooley LLP
Michael Kaplan, Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP